EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30,
	2015	2014
	(dollars are in millions)
Ratios excluding interest on deposits:
Income from continuing operations	$455	$284
Income tax expense (benefit)	285	(86)
Fixed charges:
Interest on:
Short-term borrowings	35	27
Long-term debt	524	487
Others(2)	10	(91)
One third of rents, net of income from subleases	22	22
Total fixed charges, excluding interest on deposits	591	445
Earnings from continuing operations before taxes and fixed charges	$1,331	$643
Ratio of earnings to fixed charges	2.25	1.44
Preferred stock dividends(1)	$81	$90
Fixed charges, including preferred stock dividends	$672	$535
Ratio of earnings to fixed charges, including preferred stock dividends	1.98	1.20

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$591	$445
Add: Interest on deposits	177	108
Total fixed charges, including interest on deposits	$768	$553
Earnings from continuing operations before taxes and fixed charges	$1,331	$643
Add: Interest on deposits	177	108
Earnings from continuing operations before taxes and fixed charges, including interest on deposits	$1,508	$751
Ratio of earnings to fixed charges, including interest on deposits	1.96	1.36
Fixed charges, including preferred stock dividends	$672	$535
Add: Interest on deposits	177	108
Fixed charges, including interest on deposits and the preferred stock dividend factor	$849	$643
Ratio of earnings to fixed charges, including interest on deposits and preferred stock dividends	1.78	1.17

(1)	Preferred stock dividends are grossed up to their pretax equivalents.

(2)
During the second quarter of 2014, we concluded certain state and local tax audits resulting in the settlement of significant uncertain tax positions covering a number of years. As a result, we released tax reserves previously maintained in relation to the periods and issues under review. In addition, we released our accrued interest associated with the tax reserves released which resulted in a $120 million benefit to interest expense in 2014.